Ecopetrol Reports Results of Bondholders’ Meetings for Domestic Public Debt Bonds Held at First Call

Bogotá, August 18, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company" or "Ecopetrol") hereby reports that, on August 18, 2026, meetings of the holders of the Company's domestic bonds issued in 2010 and in 2013 were convened and held at first call. The meetings were called by the respective bondholders' representatives, Alianza Valores Fiduciaria S.A. and Itaú Fiduciaria Colombia S.A., pursuant to a notice of meeting published on August 6, 2026, in a newspaper of broad national circulation.

At the meeting of bondholders of the 2010 issuance, convened by Alianza Valores Fiduciaria S.A. and held today at 2:00 p.m. (Bogotá, D.C. time), no quorum was verified.

At the meeting of bondholders of the 2013 issuance, convened by Itaú Fiduciaria Colombia S.A. and held today at 3:30 p.m. (Bogotá, D.C. time), a quorum representing 15.33% of the outstanding principal amount of such issuance was verified.

Under Article 6.4.1.1.22 of Colombian Decree 2555 of 2010, approval of a merger proposal at a first-call meeting requires the affirmative vote of a plurality representing both (i) the numerical majority of bondholders present at the meeting and (ii) at least eighty percent (80%) of the outstanding principal amount of the relevant issuance. Because the requisite majorities were not obtained at either meeting, a second-call meeting will be required for the holders of each of the two outstanding issuances. Notice of the second-call meetings will be published in a newspaper of broad national circulation in the coming days, and the Company will provide further updates as appropriate.

For further information on the general conditions for attending the bondholders' meetings, please visit the following link:

https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/asamblea-de-tenedores-de-bonos-2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co